UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Amendment No. 6
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
I-FLOW CORPORATION
(Name of Subject Company (Issuer))
BOXER ACQUISITION, INC.
(Offeror)
A wholly Owned Subsidiary of
KIMBERLY-CLARK CORPORATION
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
449520303
(Cusip Number of Class of Securities)
John Wesley
Kimberly-Clark Corporation
P.O. Box 619100
Dallas, Texas 75261-9100
(972) 281-1200
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copies to:

Imad I. Qasim Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 (312) 853-7094	Matthew G. McQueen Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 (312) 853-7036
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$325,493,355	$18,162.53

(1)	Estimated for purposes of calculating the amount of the filing fee only. The calculation is based on the offer to purchase up to 25,730,700 shares of common stock, par value $0.001 per share, of I-Flow Corporation (the “Company”) at an offer price of $12.65 per share. Such shares consist of (i) 24,463,356 shares of common stock of the Company outstanding as of October 18, 2009 (including 248,052 shares of unvested restricted stock), (ii) 558,414 shares of common stock of the Company potentially issuable upon the exercise of outstanding in-the- money stock options as of October 18, 2009 and (iii) 708,930 shares of common stock of the Company subject to issuance pursuant to outstanding restricted stock units as of October 18, 2009.

(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,162.53	Filing Party: Kimberly-Clark Corporation and Boxer Acquisition, Inc.
Form or Registration No.: Schedule TO	Date Filed: October 20, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☑	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 6 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Boxer Acquisition, Inc., a Delaware corporation (the “Purchaser”) and wholly owned subsidiary of Kimberly-Clark Corporation, a Delaware corporation (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 20, 2009 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock of I-Flow Corporation, a Delaware corporation (the “Company”), par value $0.001 per share, together with the associated purchase rights issued pursuant to the Rights Agreement, dated as of March 8, 2002, and as thereafter amended, between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights” and, together with the shares of the Company’s common stock, the “Shares”), at a purchase price of $12.65 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.
     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule TO.
Item 11. Additional Information.
     Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented to include the following:
     “At 5:00 p.m., New York City time, on November 23, 2009, the Subsequent Offering Period of the Offer expired as scheduled. The Depositary has advised Parent that, as of the expiration of the Subsequent Offering Period, a total of approximately 22,407,901 Shares were validly tendered during the initial offering period and the Subsequent Offering Period taken together, representing approximately 90.8% of the Shares outstanding. The Purchaser has accepted for payment all Shares validly tendered and not validly withdrawn during the initial offering period and all Shares validly tendered during the Subsequent Offering Period.
     Pursuant to the terms of the Merger Agreement, Parent intends to consummate the Merger in accordance with the Merger Agreement later today. The Merger Agreement provides, among other things, that the Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation, wholly owned by Parent. Each of the remaining Shares (other than (i) Shares held by the Company as treasury stock or owned by Parent or the Purchaser or their respective subsidiaries, which will be cancelled and will cease to exist, and (ii) Shares owned by the Company’s stockholders who perfect their appraisal rights under the DGCL) will be converted into the right to receive $12.65 per Share net in cash, without interest and less any required withholding taxes, which is the same amount per Share that was paid in the Offer. Following the Merger, the Shares will no longer be listed on the NASDAQ Global Market.

     The full text of the press release issued by Parent on November 24, 2009 announcing the expiration and results of the tender offer and the anticipated completion of the Merger is filed as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.”
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
     “(a)(5)(F) Press Release issued by Kimberly-Clark Corporation on November 24, 2009.”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2009	BOXER ACQUISITION, INC.
	By:	/s/ Joanne B. Bauer
		Name:	Joanne B. Bauer
		Title:	President and Chief Executive Officer

Date: November 24, 2009	KIMBERLY-CLARK CORPORATION
	By:	/s/ John W. Wesley
		Name:	John W. Wesley
		Title:	Vice President and Secretary

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